EXHIBIT 4(b) (vi)

GROUP EXECUTIVE DIRECTOR SERVICE AGREEMENT

THIS EXECUTIVE SERVICE AGREEMENT is made the 23 day of January 2009

BETWEEN

(1) Lloyds TSB Bank plc (the “Employer”); and

(2) Archie Kane (the “Executive”).

Definitions used in this Agreement are set out in Clause 19.2 below.

IT IS AGREED as follows:

1	Appointment Pre-Conditions and Term

Appointment

1.1

Provided the Executive has satisfied the conditions set out in Clause 1.2 below, the Employer shall employ the Executive as Group Executive Director of Insurance or in such other executive capacity as the Employer may from time to time reasonably require (the “Employment”).

Pre-conditions

1.2	The Executive’s employment is conditional upon:

	1.2.1	the Executive having been approved as an “Approved Person” in respect of the Employment by the Financial Services Authority under the Financial Services and Markets Act 2000 (“FSMA Approval”),

	1.2.2	the Executive not being prevented from taking up employment under this Agreement by any obligation or duty owed to a third party, whether contractual or otherwise.

If the conditions are not satisfied then, unless the Employer decides to waive the conditions or the parties agree to postpone the Commencement Date until the conditions have been satisfied, this Agreement shall not take effect and the Executive shall not have any claim for compensation or otherwise against the Employer by reason of this.

Term

1.3	The Employment shall begin on 19 January 2009 (the “Commencement Date”) and shall continue until terminated:

	1.3.1	by not less than 12 months’ notice given by the Employer to the Executive; or

	1.3.2	by not less than 6 months’ notice given by the Executive to the Employer; or

	1.3.3	by retirement under Clause 1.4; or

	1.3.4	under a provision set out in Clause 11.

1.4	Whilst the Employer’s normal retirement age is sixty five (65), the Executive may opt to retire at any time after reaching the age of sixty (60).

1.5

The date on which any continuous period of employment began with the Employer or a previous employer which counts as part of the Executive’s continuous period of employment with the Employer for the purposes of the law relating to redundancy and unfair dismissal and for the purposes of commencement of pensionable service, is 17 March 1986.

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2	Duties of the Executive

General Duties

2.1	The Executive will during the Employment:

2.1.1

devote their whole time, attention and skill to the Employment during normal office hours and during such other times as may reasonably be required for the effective performance of the duties under this Agreement;

	2.1.2	properly perform the duties set out in this Agreement and properly exercise any powers conferred by this Agreement;

	2.1.3	accept any offices or directorships as reasonably required by the Employer;

	2.1.4	comply with any reasonable directions of the Board;

	2.1.5	comply with all rules, regulations policies and codes issued by the Employer that apply to the Employment;

	2.1.6	comply with all rules, regulations and codes imposed or recommended by any industry or regulatory body that apply to the Employment;

2.1.7

keep the Chief Executive Officer promptly informed of the conduct of the Executive’s duties, plans for the future performance of the duties and of any conflict of interest to which the Executive is or may become subject;

	2.1.8	comply with any policy directions or reasonable other directions issued by the Employer;

	2.1.9	use best endeavours to promote the interests and reputation of every Group Company; and

	2.1.10	keep the Employer advised of the Executive’s current UK residential address.

Interests of the Executive

2.2

The Executive will disclose promptly in writing to the Employer any interests (for example, shareholdings or directorships) whether or not of a commercial or business nature (except interests in any Group Company).

2.3

Subject to Clause 2.4, during the Employment (including any Garden Leave Period) the Executive will not be directly or indirectly engaged or concerned in the conduct of any activity of a commercial or business nature (except as a representative of the Employer or with the written consent of the Chief Executive Officer).

2.4	The Executive may hold or be interested in investments which amount to not more than one per cent of the issued investments of any class or any one company.

2.5

The Executive will (and will use best endeavours to ensure that the Executive’s spouse and any dependents) comply with all rules of law, including Part V of the Criminal Justice Act 1993, the Model Code appended to Chapter 16 of the Listing Rules of the United Kingdom Listing Authority, the Financial Services Authority’s Code of Market Conduct and all other rules, policies or codes applicable to the Employer or the Executive from time to time in relation to the holding or trading of securities (in each case as amended or replaced from time to time).

2.6

The Executive will not directly or indirectly receive any benefit from any person having or seeking to have business transactions with any Group Company (other than reasonable corporate hospitality and seasonal or occasional gifts of limited value).

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Approved Person

2.7

During the period of this Agreement the Executive will not do anything which could cause the Executive to be disqualified from continuing to act as a director of any member of the Group or lose approval as an “Approved Person” by the Financial Services Authority under the Financial Services and Markets Act 2000 in respect of the Employment.

Location

2.8

The Executive will work in 25 Gresham Street, London or anywhere else within the United Kingdom required by the Employer. The Executive shall travel to such places within or outside the United Kingdom as the Employer may specify.

3	Remuneration

3.1

During the Employment the Employer will pay the Executive a salary of £590,000 per annum or such higher salary as may be notified to the Executive from time to time. Salary will be paid monthly on or about the 20th day of each month. The Executive shall maintain a bank account with a subsidiary of the Lloyds Banking Group into which the Executive’s salary shall be paid.

3.2	The Executive agrees to waive payment of any director’s fees or other remuneration payable in respect of any directorship held by the Executive with any Group Company.

3.3

The Executive will be paid such bonus at such times and subject to such conditions as the Employer in its sole and absolute discretion may from time to time determine. In accordance with clause 4.10 below payment of such a bonus or participation in a bonus scheme is not a contractual entitlement.

3.4

The Executive will be entitled to participate in any all-employee share schemes or other benefits, or to be considered for participation in any discretionary scheme, operated or offered by the Employer or any Group Company from time to time in accordance with the relevant rules (including without limitation any rules as to eligibility). In accordance with clause 4.10 below participation in any share option, share incentive or other employee benefit plan, scheme or arrangement is not a contractual entitlement.

4	Pension and Other Benefits

Pension

4.1	Pension arrangements until 5 April 2012

Until 5 April 2012 (or leaving Employment, if earlier), the Executive shall be entitled to continue to participate in the Lloyds TSB Pension Scheme No.2 (the “Current Scheme”) subject to and in accordance with the terms of its deed and rules from time to time. Subject to this (including in particular to the rights of any person to amend or terminate the Current Scheme) and to the remainder of this Clause [4], the Executive’s membership will continue on the basis applicable to the Executive at the date of this Agreement.

Currently, a Contracting-Out Certificate pursuant to the provisions of the Pensions Act 1995 is in force in respect of the Executive’s employment.

4.2	Changes to pension arrangements

If the Executive is still an employee and is still a member of the Current Scheme on 5 April 2012, the Executive will cease to accrue benefits on a final salary basis and will be treated

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as having left service for the purposes of the Current Scheme at midnight on 5 April 2012. If the Executive agrees, an earlier date may be substituted for 5 April 2012.

By signing this contract, the Executive agrees:

(a)

that the Executive will cease to accrue benefits on a final salary basis at midnight on 5 April 2012 and will be treated as having become a deferred member of the final salary section of the Current Scheme with effect from that date for all purposes of that section. In particular, but without limitation, the Executive agrees that (a) benefits will no longer be linked to final pensionable salary and (b) if the Executive is permitted to retire early on or after 6 April 2012, the terms applicable to deferred members will apply;

(b)

the Executive will do all things which the Employer directs the Executive to do to give effect to this including, without limitation, opting out of the Current Scheme, consenting to any amendments to the Current Scheme and completing any documentation which the Trustee of the Current Scheme may require.

4.3	Pension arrangements from 6 April 2012

If the Executive is still an employee on 6 April 2012 with effect from that date, the Employer will offer the Executive the opportunity to join a defined contribution pension arrangement selected by the Employer (the “New Scheme”).

The Employer will contribute an amount equal to 25% of the Executive’s annual salary referred to in Clause 3.1 from time to time to the New Scheme. The Executive’s membership of the New Scheme will be subject to and in accordance with the terms of its governing documentation in force from time to time (including in particular to the rights of any person to amend or terminate the New Scheme). The Executive will be notified of the terms of the new Scheme as they apply to the Executive before 6 April 2012.

Joining the New Scheme will be subject to any requirements under the governing documentation or imposed by any provider (including without limitation any completion of application forms and provision of evidence of health).

If the Executive does not join the New Scheme on 6 April 2012 or subsequently opts out, the Employer will pay the Executive an amount equal to 25% of the annual salary referred to in Clause 3.1 from time to time as a non-pensionable cash supplement. The Employer may also at its option permit the Executive to opt for contributions to be paid to the New Scheme at a rate less than 25% of the annual salary referred to in Clause 3.1 with the balance of this amount being paid as a non-pensionable cash supplement. The Employer may impose restrictions including, without limitation, a minimum amount which must be paid as pension contributions.

The Executive acknowledges that in signing this contract the Executive will be deemed to have opted out of the “personal accounts” arrangements due to be implemented from 2012 in the United Kingdom (except and to the extent that this is the arrangement which the Employer designates as the New Scheme).

The Executive will be notified as to whether a Contracting-Out Certificate pursuant to the provisions of the Pensions Act 1995 will be in force in respect of the Executive’s employment on or after 6 April 2012.

Neither the contribution paid by the Employer into the New Scheme or the non pensionable cash supplement will be taken into account for the purposes of calculating bonus or other such payments as provided for in clauses 3.3 and 3.4 above

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4.4	Rights of the Employer

The Employer shall be entitled at any time to terminate or vary the Current Scheme or the New Scheme the Executive’s membership of it provided that it provides an alternative pension scheme (“the Alternative Scheme”) for the Executive to participate in.

It may be that any time before 5th April 2012 the Employer adversely varies the terms of the Current Scheme as they apply to the Executive, and in that case such variation does not apply either to all active members of the Current Scheme or to all active members of the Current Scheme who, in the opinion of the Employer, are in a category of membership equivalent to the Executive.

If so, the Employer shall provide an alternative pension scheme in respect of pensionable service until 5 April 2012 (the “Alternative Scheme”) the benefits of which taken as a whole shall be, in the opinion of the Employer, materially no less favourable than the benefits provided for the Executive under the Current Scheme immediately before joining the Alternative Scheme and the references at 4.2 and in the first paragraph of 4.4 to the Current Scheme shall then be read as references to the Alternative Scheme. However, this will not apply in respect of any period commencing on a date prior to 5th April 2012 on which the Executive agrees for the purposes of 4.2 above that the Executive should be treated as leaving service under the Current Scheme.

Car Scheme

4.5

During the Employment the Employer shall provide the Executive with a company car subject to and in accordance with the rules of the Employer’s car scheme from time to time. The Executive may opt instead for a non pensionable cash allowance payable each month. Upon termination of the Employment, the Executive shall return any car provided by the Employer in good condition (allowing for fair wear and tear).

Life Cover

4.6

The Executive will be provided with Life Cover. The amount of Life Cover in the event of the Executive’s death during the Employment will be equal to four times the annual salary set out in Clause 3.1 irrespective of whether or not the Executive is a member of the Lloyds TSB Group Pension Scheme (No 2). Such Life Cover will be provided under the terms of the Lloyds TSB Group Pension Scheme (No.2) (subject to the proviso that any Life Cover in excess of the Lifetime Allowance applicable to registered pension schemes will be provided by the Employer).

Private Medical Cover

4.7

Provided the Executive complies with any eligibility requirements or other conditions from time to time set by the Employer and any supplier appointed by the Employer, the Executive and his family may participate, during the Employment, in the Employer’s private health scheme. Private health cover is provided subject to and in accordance with such terms from time to time on which any appointed supplier provides cover and on such terms as the Employer may from time to time notify to the Executive. Those private health cover arrangements may be reduced, varied or withdrawn by the Employer at any time and at its sole and absolute discretion.

4.8	Executive Health Screening

The Executive will be eligible to receive, and expected to undertake, an annual confidential executive medical screening by a supplier appointed by the Employer.

Deductions

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4.9

For the avoidance of doubt, any and all remuneration or benefits provided by virtue of this Agreement shall be subject to such deductions for tax and National Insurance as the Employer is required to make by law or the tax and/or National Insurance authorities.

Other Benefits

4.10

The Executive acknowledges that (except for any specific awards or entitlements notified to the Executive individually or by a general notice to staff) participation in any bonus, share option, share incentive or other employee benefit plan, scheme or arrangement (“Plan”) is not a contractual entitlement and on termination of the Employment the Executive will have no right to compensation or otherwise against the Employer or any other member of the Group by reason of no longer being able to participate in any such Plan.

5	Expenses

5.1

The Employer will refund to the Executive all reasonable expenses properly incurred by the Executive in performing the duties under this Agreement, provided that these are incurred in accordance with the Employer’s policy from time to time. The Employer will require the Executive to produce receipts or other documents as proof for any expenses claimed.

6	Holiday

6.1

The Executive shall be entitled during the Employment to 30 working days holiday in each calendar year plus bank holidays. Holiday may only be taken at such time or times as the Chief Executive Officer shall approve. The Executive’s holiday entitlement shall be pro rated for the year in which the Employment begins and for the year in which the Employment ends.

7	Confidentiality

7.1

Without prejudice to the common law duties which the Executive owes to the Employer, the Executive agrees to preserve the confidentiality of any trade secrets and/or confidential information belonging or relating to the Employer or its employees or relating to the Works, in whatever form (written, oral, visual and electronic), whether of a technical or commercial nature, disclosed to the Executive by or on behalf of the Employer or its employees or otherwise comes under the control of the Executive in the course of the Employment (“Confidential Information”), and agrees not to (except in so far as may be strictly necessary for the proper performance of the duties under this Agreement or with the prior written consent of the Employer), copy, use, discuss with or disclose to any third party any Confidential Information. This provision will not apply to Confidential Information which becomes public other than through unauthorised disclosure by the Executive. The Executive will use best endeavours to prevent the unauthorised copying, use or disclosure of such information by any third party.

7.2

In the course of the Employment the Executive is likely to obtain Confidential Information belonging or relating to other Group Companies or other persons. The Executive will treat such information as if it falls within the terms of Clause 7.1 and Clause 7.1 will apply with any necessary amendments to such information. If requested to do so by the Employer, the Executive will enter into an agreement with other Group Companies or any other persons in the same terms as Clause 7.1 with any amendments necessary to give effect to this provision.

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7.3

The Executive agrees not to, either during or after the termination of the Employment (without the written consent of the Employer) make any public announcement, statement or comment (whether to the media or otherwise) concerning:

	7.3.1	the affairs of the Employer or any other Group Company;

	7.3.2	the circumstances of the termination of the Employment and any offices with any other Group Company; or

	7.3.3	anything that may be detrimental to the Employer or any other Group Company,

except as required by law or any regulatory body.

7.4	Nothing in this Agreement will prevent the Executive from making a “protected disclosure” in accordance with the provisions of the Employment Rights Act 1996.

8	Intellectual Property Rights

8.1

The Executive shall prepare, maintain and promptly disclose to the Employer immediately on creation full written details of all Works made, created or developed, wholly or partially, by the Executive at any time during the course of the Employment (whether or not during working hours or using Group premises or resources). The Executive acknowledges that all Intellectual Property Rights subsisting (or which may in the future subsist) in any Work shall automatically, on creation, vest in the Employer absolutely. To the extent that they do not vest automatically, the Executive hereby assigns (or where immediate assignment is not effective, agrees to assign) to the Employer, with full title guarantee, all the Executive’s Intellectual Property Rights in any Work. Pending assignment, the Executive shall hold the Intellectual Property Rights on trust for the Employer. The Executive agrees to promptly execute all documents and do all acts as may, in the opinion of the Employer, be necessary to give effect to this Clause 8.1.

8.2

So far as permitted by applicable laws, the Executive hereby irrevocably waives all moral rights under Chapter IV (Moral Rights) of Part 1 of the Copyright, Designs and Patents Act 1988 (and all similar rights in other jurisdictions), which he may have or will have in any Work.

8.3	The Executive hereby irrevocably appoints the Employer to act as the Executive’s attorney to do everything necessary to give the Employer the full benefit of the rights under this Clause 8.

8.4	The rights and obligations of the parties under this Clause 8 shall continue after expiry or termination of this Agreement and are binding on personal representatives of the Executive.

9	Garden Leave and Suspension

Garden Leave

9.1

At any time after notice to terminate the Employment is given by either party, or if the Executive resigns without giving due notice and the Employer does not accept the Executive’s resignation, the Employer may require the Executive to take a period of absence called garden leave (the “Garden Leave Period”). The Garden Leave Period shall last for such period or periods of the notice period as the Employer shall in its

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absolute discretion determine. The provisions of Clause 9.2 to Clause 9.8 apply to any Garden Leave Period.

9.2

During the Garden Leave Period the Executive will not, without prior written consent of the Chief Executive Officer, be employed or otherwise engaged in the conduct of any activity, whether or not of a business nature. The Employer will have no obligation to provide work to the Executive during the Garden Leave Period. Further, the Executive will not, unless requested by the Employer:

	9.2.1	enter or attend the premises of the Employer or any other Group Company; or

	9.2.2	contact or have any communication with any customer or client of the Employer or any other Group Company in relation to the business of the Employer or any other Group Company; or

9.2.3

contact or have any communication with any employee, officer, director, agent or consultant of the Employer or any other Group Company in relation to the business of the Employer or any other Group Company; or

	9.2.4	remain or become involved in any aspect of the business of the Employer or any other Group Company except as required by such companies.

9.3

During the Garden Leave Period the Executive shall be available to deal with requests for information, be available for meetings (unless the Employer has agreed in writing that the Executive may be unavailable for a period) and to advise on matters relating to work.

9.4

During the Garden Leave Period the Employer may require the Executive to comply with the provisions of Clause 12, except that there will be no requirement to return any company car in the possession of the Executive. The Employer may also require the Executive to resign immediately from any directorship held in the Employer, any other Group Company or any other company where such directorship is held as a consequence or requirement of the Employment, unless the Executive is required by the Employer to perform duties to which any such directorship relates in which case the Executive may retain such directorships while those duties are ongoing. The Executive hereby irrevocably appoints the Employer to be the Executive’s attorney to execute any instrument and do anything in the Executive’s name and on their behalf to effect the Executive’s resignation if the Executive fails to do so in accordance with this Clause 9.4

9.5

During the Garden Leave Period, the Executive will be entitled to receive the salary and all contractual benefits in accordance with the terms of this Agreement. For the avoidance of doubt and in accordance with clause 4.10 above the Executive shall not be entitled to participate in any bonus or other such incentive scheme. Any unused holiday accrued at the commencement of the Garden Leave Period and any holiday accrued during any Garden Leave Period will be deemed to be taken by the Executive during the Garden Leave Period in relation to day(s) (not being a Saturday, Sunday, public or bank holiday) during which the Executive was not required to deal with information requests, attend a meeting or give advice.

9.6	The Executive agrees and acknowledges that during any Garden Leave Period the Employer may appoint another person to carry out duties in substitution of the Executive.

9.7

At the end of the Garden Leave Period, the Employer may, at its sole and absolute discretion, pay the Executive basic salary alone in lieu of the balance of any period of notice given by the Employer or the Executive (less any deductions the Employer is required by law to make).

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9.8

All duties of the Employment (whether express or implied), including, but not limited to, the Executive’s duties of fidelity, good faith and under Clauses 2.1, 2.2 and 2.3 shall continue throughout the Garden Leave Period.

Suspension

9.9

Without prejudice to the Executive’s rights to remuneration and other benefits hereunder, the Employer shall have the right at any time to require the Executive not to attend at any place of work or otherwise to suspend the Executive from the performance of any duties under this Agreement. During the period of such suspension the Employer may assign the Executive’s duties, titles or powers to another. Further, during such period of suspension the Employer shall be under no obligation to vest in or assign to the Executive any powers or duties or to provide any work to the Executive. For the avoidance of doubt, during any period of suspension the rights of the Employer and duties of the Executive set out in clauses 9.2 – 9.8 above shall apply

10	Restrictions after termination of Employment

10.1

The Executive is likely to obtain Confidential Information and personal knowledge of and influence over employees of the Group during the course of the Employment. To protect these interests of the Employer, the Executive agrees with the Employer that the Executive will be bound by the following:

10.1.1

throughout the Employment and during the period of 6 months commencing with the Relevant Date the Executive will not (either on their own behalf or with any other person, whether directly or indirectly) be employed in, or carry on (or be a director of any company engaged in) any business which, is or is about to be in competition with any business of the Employer (or any other member of the Group) being carried on by such company at the Relevant Date provided the Executive was concerned or involved with that business to a material extent at any time during the 12 months prior to the Relevant Date;

10.1.2

throughout the Employment and during the period of 12 months commencing on the Relevant Date the Executive will not (either on their own behalf or for or with any other person, whether directly or indirectly) entice or try to entice away from the Employer or (as the case may be) any other Group Company any Restricted Employee:

10.1.3

throughout the Employment and during the period of 12 months commencing on the Relevant Date the Executive will not (either on their own behalf or for or with any other person, whether directly or indirectly) employe or engage to try to employ or engage any Restricted Employee;

10.1.4

throughout the Employment and during the period of 12 months commencing on the Relevant Date the Executive will not (either on their own behalf or for or with any other person, whether directly or indirectly) canvass, solicit or attempt to entice away from the Employer or (as the case may be) any other member of the Group any business of any Relevant Customer or Prospective Customer in respect of the Relevant Services; and

10.1.5

throughout the Employment and during the period of 12 months commencing on the Relevant Date the Executive will not interfere or endeavour to interfere with the continuance of supplies to the Employer and/or any other member of the Group or the terms relating to those supplies by any Relevant Supplier.

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10.2

Following the Termination Date, the Executive will not hold out as being in any way connected with the businesses of the Employer or of any other member of the Group (except to the extent agreed by such a company).

10.3

Any benefit given or deemed to be given by the Executive to any Group Company under the terms of Clause 10 is received and held on trust by the Employer for the relevant Group Company. The Executive will enter into appropriate restrictive covenants directly with other Group Companies if asked to do so by the Employer.

10.4

The Executive acknowledges that the provisions of this Clause are fair, reasonable and necessary in order to protect the Confidential Information and business connections of the Employer, and any other member of the Group, to which the Executive has access as a result of the Employment

10.5

Each of the obligations in this Clause 10 is an entirely separate and independent restriction on the Executive. If any part is found to be invalid or unenforceable the remainder will remain valid and enforceable.

10.6

The Executive acknowledges and agrees to draw the provisions of this Clause 10 to the attention of any third party who may at any time before or after the termination of the Employment offer to employ or engage the Executive in any capacity and for whom or with whom the Executive intends to work during the 12 months following the Termination Date.

11	Termination

Summary Dismissal

11.1	The Employer may terminate the Employment at any time forthwith by written notice to the Executive (and without any requirement of prior notice) if the Executive shall:-

	11.1.1	commit any material breach, or continue (after written warning) to commit any breach, of the obligations under this Agreement;

	11.1.2	be guilty of any material misconduct or material neglect in the discharge of the duties;

11.1.3

have a bankruptcy order made against them or make any arrangement or composition with the Executive’s creditors or have an interim order made against them pursuant to the Insolvency Act 1986 (or any re-enactment or amendment thereof for the time being in force);

	11.1.4	be convicted of any criminal offence which in the reasonable opinion of the Employer affects the Executive’s position as an employee under this Agreement;

	11.1.5	bring the name or reputation of the Executive or Employer, or any Group Company into disrepute;

	11.1.6	be or become prohibited by law from becoming or remaining a director;

11.1.7

be disqualified or disbarred from membership of, or be found to have committed any serious disciplinary offence by, or be found not to be a fit and proper person by, any professional or regulatory body governing the conduct of the Executive or the business of any Group Company;

	11.1.8	cease to have FSMA Approval; or

	11.1.9	cease to be entitled to work in the UK.

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11.2

Where the Executive has been summarily dismissed or where the Executive terminates the Employment in breach of the notice provisions in Clause 1.3.2, the calculation of any payment in lieu of outstanding holiday entitlement owed by the Employer to the Executive shall be calculated as being £1.

Absence Dismissal

11.3

If the Executive (owing to sickness, injury or otherwise) does not perform the duties under this Agreement for a period of at least 26 weeks (or at least 26 weeks in aggregate in any period of twelve months) the Employer shall be entitled to terminate the Employment by giving to the Executive not less than 3 months’ notice at any time while the Executive does not perform the duties and the Executive shall have no claim for compensation or otherwise against the Employer by reason of such termination.

Reconstructions or amalgamation

11.4

If employment of the Executive under this Agreement is terminated by reason of the liquidation of the Employer for the purpose of reconstruction or amalgamation and the Executive is offered employment with any concern or undertaking resulting from the reconstruction or amalgamation on terms and conditions materially no less favourable overall than the terms of this Agreement, then the Executive shall have no claim against the Employer in respect of the termination of the Employment (whether or not the notice required by Clause 1.3 shall have been given).

Payment in lieu of notice

11.5

The Employer may, at any time in its absolute discretion elect to terminate the Employment and this Agreement with immediate effect by summary written notice to the Executive by paying to the Executive, in lieu of the notice period referred to in Clause 1.3 or any part thereof, an amount equivalent to the basic salary for such period or part period. Such payment may either be made in accordance with Clause 11.7 or, in the Employer’s absolute discretion, in a lump sum for the outstanding basic salary in lieu of notice. Such a payment or payments shall be subject to such deductions for tax and national insurance as are required by law and to any other authorised deductions.

11.6	For the avoidance of doubt:-

(i)

If the Employer terminates the Executive’s employment other than in accordance with its rights under this Agreement any entitlement to damages for breach of contract will be assessed on normal common law principles (including the Executive’s obligation to mitigate any losses); and

(ii) The right of the Employer to make a payment in lieu of notice does not give rise to any right for the Executive to receive such a payment.

11.7

11.7.1

Subject to Clause 11.7.2, and unless the Employer has decided to make a payment in a lump sum for the outstanding basic salary in lieu of notice, the Employer will pay any sums due under Clause 11.5 in monthly instalments over the period until the date on which notice, if it had been served in accordance with Clause 1.3, would have expired (the “Relevant Period”).

11.7.2

The Executive is obliged to seek alternative income over the Relevant Period and to disclose the gross amount of any such income to the Employer as evidenced by payslips and/or invoices in a timely manner. The Employer’s future monthly instalment payments pursuant to Clause 11.7.1 shall then be reduced by the gross

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amount of such alternative income earned in respect of any part of the Relevant Period.

	11.7.3	Payments shall be subject to such deductions for tax and national insurance contributions as are required by law and to any other authorised deductions.

12	Return of Property

12.1	The Executive will immediately upon the termination of the Employment return to the Employer at such place as the Employer may reasonably specify

12.1.1

all documents and other materials (whether originals or copies) made or compiled by or delivered to the Executive during the Employment and concerning any Group Company, including any Confidential Information and will not retain any copies of such documents or materials; and

	12.1.2	all other property belonging or relating to any Group Company, in good condition (allowing for fair wear and tear).

13	Directorships

13.1

The Executive’s office in any Group Company is subject to the Articles of Association of the relevant company (as amended from time to time). If the provisions of this Agreement conflict with the provisions of the Articles of Association, the Articles of Association will prevail.

13.2	The Executive must resign from any office held in any Group Company if asked at any time to do so by the Employer.

13.3

By entering into this Agreement, the Executive irrevocably appoints the Employer as attorney to act in the Executive’s name and on the Executive’s behalf to execute any document or do anything in the Executive’s name necessary to effect the Executive’s resignation in accordance with Clause 13.2. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this Clause 13.3, a certificate in writing (signed by any director or the secretary of the Employer) will be sufficient to prove that the act or thing falls within that authority.

13.4	The termination of any directorship or other office held by the Executive will not terminate the Executive’s employment or amount to a breach of terms of this Agreement by the Employer.

13.5	During the Employment the Executive will not do anything which could cause the Executive to be disqualified from continuing to act as a director of any Group Company.

13.6	The Executive must not resign office as a director of any Group Company without the agreement of the Employer.

14	Disciplinary and Grievance Procedures

14.1	Any disciplinary matter affecting the Executive will be dealt with by the Chief Executive Officer.

14.2

If the Executive has any grievance relating to their employment such grievance should be made in writing to the Chief Executive Officer. If the Executive is dissatisfied with the Chief Executive Officer’s treatment of the grievance, the matter may be referred to the Chairman.

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15	Miscellaneous Conditions of Employment

15.1

The provisions of the Employer’s Staff Manual (access to which has been and will remain available to the Executive) shall not apply to the Executive’s employment with the Employer or form part of this Agreement except for the following provisions:-

	15.1.1	Paragraph 1.12 Information Security

	15.1.2	Paragraph 1.18 Personal Account Dealing

	15.1.3	Paragraph 1.22 Sick Pay

	15.1.4	Paragraph 1.23 Sickness absence reporting

	15.1.5	Paragraph 1.24 Smoking Policy

If there is any conflict between this Agreement and such provisions, then this Agreement shall prevail.

15.2	There are no collective agreements affecting the employment of the Executive.

16	Contracts (Rights of Third Parties) Act 1999 and Data Protection Act 1998

16.1	No person other than the parties to this Agreement or any Group Company shall have any right to enforce any term of this Agreement under The Contracts (Rights of Third Parties) Act 1999.

16.2

For the purposes of the Data Protection Act 1998 (the “Act”) the Executive consents to the holding, processing and disclosure of personal data (including sensitive data within the meaning of the Act) provided by the Executive to the Employer for all purposes relating to the performance of this Agreement including, but not limited to:

	16.2.1	administering and maintaining personnel records;

	16.2.2	paying and reviewing salary and other remuneration and benefits;

	16.2.3	providing and administering benefits (including if relevant, pension, life assurance, permanent health insurance and medical insurance);

	16.2.4	undertaking performance appraisals and reviews;

	16.2.5	maintaining sickness and other absence records;

	16.2.6	taking decisions as to the Executive’s fitness for work;

16.2.7

providing references and information to future employers, and if necessary, governmental and quasi-governmental bodies for social security and other purposes, Her Majesty’s Revenue and Customs and the Contributions Agency;

	16.2.8	providing information to future purchasers of the Employer or of the business in which the Executive works; and

	16.2.9	transferring information concerning the Executive to a country or territory outside the EEA.

The Executive acknowledges that during the employment the Executive will have access to and process, or authorise the processing of personal data and sensitive personal data relating to employees, customers and other individuals held and controlled by the Employer. The Executive agrees to comply with the terms of the Act in relation to such data and to abide by the Employer’s data protection policy issued from time to time.

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17	Other Agreements

17.1

This Agreement shall be in substitution for all existing contracts of service or consultancy between the Employer or any Group Company and the Executive, which (without prejudice to any accrued rights) shall be treated as cancelled with effect from the Commencement Date.

17.2

This Agreement comprises the whole agreement between the Employer and the Executive relating to the Employment, to the exclusion of all other warranties, representations made in good faith, undertakings and collateral contracts.

18	Notices

Any notice under this Agreement shall be in writing and shall either be given personally or be sent by prepaid first class post by the Employer to the Executive at their home address notified to the Employer pursuant to Clause 2.1 or at any other last known UK residential address, or by the Executive to the Employer at its address stated above or its other last known address. Any notice sent by the Employer by post shall be deemed to have been received two business days after the date of posting.

19	Interpretation

General

19.1	In this Agreement:

	19.1.1	where the context permits, references to the singular shall include references to the plural and vice versa;

19.1.2

the Employer’s Staff Manual shall mean the current manual of the Employer entitled “People Policies and Practice”, as may be amended or replaced by the Employer from time to time at its sole and absolute discretion. Upon any amendment or replacement, the references to the paragraphs and sections of the now current Employer’s Staff Manual in Clause 15.1 shall be construed so as to be references to the provisions of the amended or replaced Employer’s Staff Manual dealing with the same subject matter;

	19.1.3	references to a Clause mean a Clause in this Agreement;

	19.1.4	Clause headings are inserted for convenience only and shall not affect the construction of this Agreement.

Definitions

19.2	In this Agreement unless the context otherwise requires:

“Board” means board of directors of the Employer or any duly authorised committee of the same;

“Chairman” means the Chairman of the Lloyds Banking Group plc;

“Commencement Date” has the meaning given in Clause 1.3;

“Confidential Information” has the meaning given in Clause 7.1;

“Employment” has the meaning given in Clause 1.1;

“FSMA Approval” has the meaning given in Clause 1.2.

“Garden Leave Period” has the meaning given in Clause 9.1;

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“Chief Executive Officer” means the Group Chief Executive of Lloyds Banking Group plc;

“Group Company” means any of Lloyds Banking Group plc and its subsidiaries (as defined by Section 736 of the Companies Act 1985), and “Group” means all of them;

“Intellectual Property Rights” means all intellectual property rights, and interests in or to intellectual property rights, which may subsist in any part of the world, including where such rights are or may be obtained or enhanced by registration, any registrations, applications for registrations and rights to apply for registration of such intellectual property rights;

“Prospective Customer” means any person, firm or company which has been engaged in negotiations, with which the Executive has been personally involved, with the Employer or any other member of the Group with a view to purchasing products or services from the Employer or any other member of the Group during the period of 6 months prior to the Termination Date;

“Relevant Customer” means any person, firm or company which at any time during the 12 months prior to the Termination Date was a customer of the Employer or any other member of the Group, with whom or which the Executive dealt other than in a de minimis way or for whom or which the Executive was responsible in a supervisory or managerial capacity on behalf of the Employer or any other member of the Group at any time during the said period;

“Relevant Date” means the Termination Date or, if earlier, the date on which the Executive commences any Garden Leave Period;

“Relevant Services” products and services competitive with those supplied by the Employer or any other member of the Group at any time during the 12 months prior to the Termination Date in the supply of which the Executive was involved or concerned other than in a de minimis way at any time during the said period;

“Relevant Supplier” means any person, firm or company which at any time during the 12 months prior to the Termination Date was a supplier of any goods or services (other than utilities and goods or services supplied for administrative purposes) to the Employer or any member of the Group and with whom or which the Executive had personal dealings during the Employment other than in a de minimis way;

“Restricted Employee” means any person who is at the Termination Date or was at any time during the period of 12 months prior to the Termination Date employed by or engaged as a consultant in the Group in an executive or senior managerial capacity or who reported directly to the Executive and with whom the Executive has had dealings other than in a de minimis way during the course of the Employment;

Termination Date” means the date on which the Employment terminates; and

“Work(s)” means any idea, method, discovery, invention, technical or commercial information, know-how, computer program, semiconductor chip layout, database, drawing, literary work, product, packaging, design, marketing concept, trade or service mark, logo, domain name and all similar works (whether registrable or not and whether copyright works or not) made, created, or developed by the Executive, either alone or with others, during the term of the Employment (whether in or outside the course of the Executive’s duties), which relates to, or is capable of being used in, the business of the Employer or any Group Company.

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20	Governing Law and Jurisdiction

This Agreement is governed by and will be interpreted in accordance with the law of England and Wales. Each of the parties submits to the exclusive jurisdiction of the English courts as regards any claim or matter arising under this Agreement.

EXECUTED by the Executive and a representative of the Employer duly and fully authorized by the Board of the Employer to enter into this Agreement on the first date mentioned above.

EXECUTED as a DEED by the	/S/ A G Kane
Executive

in the presence of:

Witness’s signature

Name
Address

Occupation

SIGNED on behalf of the Employer:

in the presence of:

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